NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Peter Strand T: 202.689.2983 Peter.strand@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

May 26, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jordan Nimitz
Margaret Schwartz

RE:	ProSomnus, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2023
File No. 333-269156

Ladies and Gentlemen:

On behalf of ProSomnus, Inc. (the “Company”), we are hereby responding to the letter dated May 18, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on May 12, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-1, Filed May 12, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prosomnus

Liquidity and Capital Resources

Liquidity Update, page 57

1.	We note your revisions in response to our prior comment 1 and reissue in part. We also note your statement that you "intend to seek additional funding through public financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements. "Please revise to include balancing disclosure regarding the potential risks that this offering may present to future attempts to raise additional capital. For example, consider whether significant sales of your common stock pursuant to this registration statement could have a negative impact on the market price of your common stock and potentially hinder your ability to raise capital at terms that are acceptable to you or at all.

Response: The Company has revised the disclosure on page 56 of the Amended Registration Statement as requested.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact me at (202) 689-2983.

Very truly yours,

/s/ E. Peter Strand

E. Peter Strand

cc: Len Liptak, Chief Executive Officer, ProSomnus, Inc.